                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1997

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from...................  to........................
Commission file number.......................................................

A.       Full Title of the Plan and the address of the Plan:

                            GENERAL CABLE CORPORATION
                           RETIREMENT AND SAVINGS PLAN

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            GENERAL CABLE CORPORATION

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        GENERAL CABLE CORPORATION
                                        RETIREMENT AND SAVINGS PLAN


Date: June 29, 1998                     By:
                                           -------------------------------------
                                        Name:   Robert J. Siverd
                                        Title:  Member, Retirement Plan Finance
                                                Committee

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-31865 of General Cable Corporation on Form S-8 of our report dated May 20, 1998, appearing in this Annual Report on Form 11-K of General Cable Corporation Retirement and Savings Plan for the year ended December 31, 1997.



Deloitte & Touche

Cincinnati, Ohio
June 26, 1998

DELOITTE & TOUCHE LLP
----------------------------
[DELOITTE & TOUCHE LLP LOGO]
                                   GENERAL CABLE
                                   CORPORATION
                                   RETIREMENT AND
                                   SAVINGS PLAN

                                   Financial Statements for the Years
                                   Ended December 31, 1997 and 1996
                                   and Supplemental Schedule as of
                                   December 31, 1997 and Independent
                                   Auditors' Report

------------------
DELOITTE &  TOUCHE
TOHMATSU
INTERNATIONAL
------------------

GENERAL CABLE CORPORATION RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                  PAGE

INDEPENDENT AUDITORS' REPORT                                                       1

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits, December 31, 1997               2

   Statement of Net Assets Available for Benefits, December 31, 1996               3

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1997                                                             4

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1996                                                             5

   Notes to Financial Statements                                                   6

SUPPLEMENTAL SCHEDULE - Schedule of Assets Held for Investment (Item 27a of
   Form 5500), December 31, 1997                                                  12

SUPPLEMENTAL SCHEDULES OMITTED

Certain of the Plan's assets are invested in the General Cable Corporation Master Retirement Trust. Therefore, schedules of investments held at December 31, 1997 and of reportable transactions of the Master Retirement Trust for the year ended December 31, 1997 have been certified by the Master Trustee and are separately filed with the Department of Labor. Other supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

DELOITTE &
  TOUCHE LLP
-----------------            ---------------------------------------------------
           [LOGO]            250 East Fifth Street      Telephone:(513) 784-7100
                             P.O. Box 5340
                             Cincinnati, Ohio 45201-5340



INDEPENDENT AUDITORS' REPORT


General Cable Corporation Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Cable Corporation Retirement and Savings Plan ("the Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP


May 20, 1998

------------------
DELOITTE &  TOUCHE
TOHMATSU
INTERNATIONAL
------------------

GENERAL CABLE CORPORATION RETIREMENT AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                           SUPPLEMENTAL INFORMATION BY FUND
                                       -------------------------------------------------------------------
                                                              THE CHASE MANHATTAN BANK
                                       -------------------------------------------------------------------
                                       MASSACHUSETTS    LASALLE         MFS                     AMERICAN
                                         INVESTORS       INCOME      EMERGING       PBHG         FUNDS
                                           TRUST          PLUS        GROWTH       GROWTH     EUROPACIFIC
                                           FUND           FUND         FUND         FUND      GROWTH FUND
                                       -------------------------------------------------------------------

ASSETS:
  Investment in General Cable
    Corporation Master Retirement
    Trust (Notes 1,2,4)                $22,283,269   $ 9,555,124   $ 7,568,686   $10,112,715   $ 3,471,774
  Contributions receivable (Note 3)         33,647        54,475        24,033        22,431        16,022
  Loans to participants (Note 1)
                                       -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE
  FOR BENEFITS                         $22,316,916   $ 9,609,599   $ 7,592,719   $10,135,146   $ 3,487,796
                                       ===========   ===========   ===========   ===========   ===========


                                           SUPPLEMENTAL INFORMATION BY FUND
                                       ---------------------------------------
                                       THE CHASE MANHATTAN BANK
                                       -------------------------
                                          FPA          GENERAL
                                          NEW           CABLE
                                         INCOME      CORPORATION      LOAN
                                          FUND        STOCK FUND      FUND         TOTAL
                                       --------------------------------------------------------
ASSETS:
  Investment in General Cable
    Corporation Master Retirement
    Trust (Notes 1,2,4)                $ 5,717,640   $ 1,103,619                 $59,812,827
  Contributions receivable (Note 3)          8,011         1,602                     160,221
  Loans to participants (Note 1)                                   $ 2,655,358     2,655,358
                                       -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE
  FOR BENEFITS                         $ 5,725,651   $ 1,105,221   $ 2,655,358   $62,628,406
                                       ===========   ===========   ===========   ===========

See notes to financial statements.

GENERAL CABLE CORPORATION RETIREMENT AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                           SUPPLEMENTAL INFORMATION BY FUND
                                                          --------------------------------------------------------------------
                                                           AMERICAN      NB SHORT-
                                                           FINANCIAL    INTERMEDIATE   NB CAPITAL    NB EQUITY      NB EQUITY
                                                          GROUP STOCK    GOVERNMENT      GROWTH        INCOME         INDEX
                                                             FUND           FUND          FUND          FUND           FUND

ASSETS:
  Investment in General Cable Corporation Master
    Defined Contribution Trust (Notes 1,2,4)              $ 1,837,805   $ 6,083,563   $ 9,141,259   $ 9,165,942   $11,990,771
  Contributions receivable (Note 3)                                          15,705        23,765        20,901        26,315
  Loans to participants
                                                          -----------   -----------   -----------   -----------   -----------
     Total assets                                           1,837,805     6,099,268     9,165,024     9,186,843    12,017,086

LIABILITIES - Contributions payable to
  employees (Note 7)                                                         18,006        25,208        22,807        26,408
                                                          -----------   -----------   -----------   -----------   -----------


NET ASSETS AVAILABLE FOR BENEFITS                         $ 1,837,805   $ 6,081,262   $ 9,139,816   $ 9,164,036   $11,990,678
                                                          ===========   ===========   ===========   ===========   ===========


                                                              SUPPLEMENTAL INFORMATION BY FUND
                                                          ----------------------------------------
                                                          NB STRATEGIC
                                                              FIXED         NB
                                                             INCOME      TREASURY        LOAN
                                                              FUND         FUND          FUND          TOTAL

ASSETS:
  Investment in General Cable Corporation Master
    Defined Contribution Trust (Notes 1,2,4)               $ 5,068,239   $ 7,938,570                  51,226,149
  Contributions receivable (Note 3)                             12,682        13,295                     112,663
  Loans to participants                                                                  2,352,453     2,352,453
                                                           -----------   -----------   -----------   -----------
     Total assets                                            5,080,921     7,951,865     2,352,453    53,691,265

LIABILITIES - Contributions payable to
  employees (Note 7)                                            16,805        10,803                     120,037
                                                           -----------   -----------   -----------   -----------


NET ASSETS AVAILABLE FOR BENEFITS                          $ 5,064,116   $ 7,941,062   $ 2,352,453   $53,571,228
                                                           ===========   ===========   ===========   ===========

See notes to financial statements.

GENERAL CABLE CORPORATION RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997

----------------------------------------------------------------------------------------------------------------------------
                                                           Supplemental Information by Fund
----------------------------------------------------------------------------------------------------------------------------
                                                                 The Chase Manhattan Bank
----------------------------------------------------------------------------------------------------------------------------
                               Massachusetts     Lasalle       MFS                      American       FPA        General
                                 Investors        Income     Emerging       PBHG         Funds         New         Cable
                                   Trust           Plus       Growth       Growth     EuroPacific     Income    Corporation
                                   Fund            Fund        Fund         Fund      Growth Fund      Fund     Stock Fund
----------------------------------------------------------------------------------------------------------------------------

INCREASES:
  Contributions (Note 3):
    Employee                    $   390,969  $   693,198  $   306,223  $   283,869  $   208,898  $   109,758  $    30,294
    Employer                        271,752      525,132      193,530      188,931      128,336       69,520        9,741
    Other                           102,817       41,015       46,566       61,136       49,034       14,779       10,805
                                -----------  -----------  -----------  -----------  -----------  -----------  -----------
          Total                     765,538    1,259,345      546,319      533,936      386,268      194,057       50,840
  Equity in net earnings of
   the General Cable
   Corporation Master Retirement
    Trust (Notes 1,2,4)           5,535,015      454,337    1,357,997    1,998,393      240,648      452,693        3,379
                                -----------  -----------  -----------  -----------  -----------  -----------  -----------
           Total increases        6,300,553    1,713,682    1,904,316    2,532,329      626,916      646,750       54,219
                                -----------  -----------  -----------  -----------  -----------  -----------  -----------


DECREASES:
  Distributions to participants
   (Note 3)                       1,543,010    2,425,642       56,606      805,734       45,064      356,243
  Other disbursements                             36,657                                                 148
                                -----------  -----------  -----------  -----------  -----------  -----------  -----------
           Total decreases        1,543,010    2,462,299       56,606      805,734       45,064      356,391


INTERFUND TRANSFERS              17,559,373   10,358,216    5,745,009    8,408,551    2,905,944    5,435,292    1,051,002
                                -----------  -----------  -----------  -----------  -----------  -----------  -----------

INCREASE (DECREASE)
 IN NET ASSETS
 AVAILABLE FOR BENEFITS         22,316,916    9,609,599    7,592,719   10,135,146    3,487,796    5,725,651    1,105,221

NET ASSETS AVAILABLE
 FOR BENEFITS:
  Beginning of year
                                -----------  -----------  -----------  -----------  -----------  -----------  -----------
  End of year                   $22,316,916  $ 9,609,599  $ 7,592,719  $10,135,146  $ 3,487,796  $ 5,725,651  $ 1,105,221
                                ===========  ===========  ===========  ===========  ===========  ===========  ===========


-----------------------------------------------------------------------------------------------------------------------------------
                                                              Supplemental Information by Fund
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Nations Bank
------------------------------------------------------------------------------------------------------------------------------------
                              American      NB Short-        NB            NB            NB            NB
                              Financial    Intermediate    Capital       Equity        Equity       Strategic        NB
                             Group Stock   Government       Growth       Income        Index      Fixed Income    Treasury
                                 Fund         Fund           Fund         Fund          Fund          Fund          Fund
------------------------------------------------------------------------------------------------------------------------------------

INCREASES:
  Contributions (Note 3):
   Employee                              $   147,835   $   225,720   $   202,762   $   243,799   $    123,772   $    69,184
   Employer                                   85,893       144,430       119,236       160,384         62,223       110,914
   Other                                          19         9,736         1,451         1,386
                                         -----------   -----------   -----------   -----------   ------------   -----------
            Total                            233,747       379,886       323,449       405,569        185,995       180,098
Equity in net earnings of
the General Cable
 Corporation Master Retirement
 Trust (Notes 1,2,4)       $    (7,757)        6,450      (150,997)      178,935        290,211       (13,777)      131,433
                           -----------   -----------   -----------   -----------   ------------   -----------   -----------
            Total increases     (7,757)      240,197       228,889       502,384        695,780       172,218       311,531
                           -----------   -----------   -----------   -----------   ------------   -----------   -----------


DECREASES:
 Distributions to participants
 (Note 3)                       35,422       241,174       258,124       376,191        434,185       188,108       212,165
 Other disbursements                             505                         525            113           317           405
                           -----------   -----------   -----------   -----------   ------------   -----------   -----------
           Total decreases      35,422       241,679       258,124       376,716        434,298       188,425       212,570


INTERFUND TRANSFERS         (1,794,626)   (6,079,780)   (9,110,581)   (9,289,704)   (12,252,160)   (5,047,909)   (8,040,023)
                           -----------   -----------   -----------   -----------   ------------   -----------   -----------

INCREASE (DECREASE)
 IN NET ASSETS
 AVAILABLE FOR BENEFITS     (1,837,805)   (6,081,262)   (9,139,816)   (9,164,036)   (11,990,678)   (5,064,116)   (7,941,062)

NET ASSETS AVAILABLE
 FOR BENEFITS:
 Beginning of year           1,837,805     6,081,262     9,139,816     9,164,036     11,990,678     5,064,116     7,941,062
                           -----------   -----------   -----------   -----------   ------------   -----------   -----------

 End of year               $        --   $        --   $        --   $        --   $         --   $        --   $        --
                           ===========   ===========   ===========   ===========   ============   ===========   ===========



------------------------------------------------------------------------------------------------------------------------------------
                           Supplemental
                          Information
                            by Fund
------------------------------------------------------------------------------------------------------------------------------------
                          Nations Bank
------------------------------------------------------------------------------------------------------------------------------------


                                 Loan
                                 Fund         Total
------------------------------------------------------------------------------------------------------------------------------------

INCREASES:
  Contributions (Note 3):
   Employee                                $ 3,036,281
   Employer                                  2,070,022
   Other                                       338,744
                                 ----------  -----------
            Total                            5,445,047
Equity in net earnings of
the General Cable
 Corporation Master Retirement
 Trust (Notes 1,2,4)             $  214,011   10,690,971
                                 ----------  -----------
            Total increases         214,011   16,136,018
                                 ----------  -----------


DECREASES:
 Distributions to participants
 (Note 3)                          62,502    7,040,170
 Other disbursements                             38,670
                               ----------  -----------
           Total decreases         62,502    7,078,840


INTERFUND TRANSFERS               151,396           --
                               ----------  -----------

INCREASE (DECREASE)
 IN NET ASSETS
 AVAILABLE FOR BENEFITS           302,905    9,057,178

NET ASSETS AVAILABLE
 FOR BENEFITS:
 Beginning of year              2,352,453   53,571,228
                               ----------  -----------

 End of year                   $2,655,358  $62,628,406
                               ==========  ===========


GENERAL CABLE CORPORATION RETIREMENT
AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                               SUPPLEMENTAL INFORMATION BY FUND
                                          --------------------------------------------------------------------------------
                                            AMERICAN       NB SHORT-
                                           FINANCIAL      INTERMEDIATE  NB CAPITAL   NB EQUITY   NB EQUITY  NB STRATEGIC
                                          GROUP STOCK      GOVERNMENT     GROWTH      INCOME       INDEX    FIXED INCOME
                                              FUND            FUND         FUND        FUND         FUND        FUND
INCREASES:
  Contributions (Note 3):
    Employee                                            $   387,950  $   527,190  $   478,113  $   563,396  $   341,786
    Employer                                                291,200      414,153      355,721      451,010      221,741
    Other                                                    14,394       60,777       26,790       44,890        8,756
                                                        -----------  -----------  -----------  -----------  -----------
     Total                                                  693,544    1,002,120      860,624    1,059,296      572,283
  Equity in net earnings of the General
    Cable Corporation Master Defined
    Contribution Trust (Notes 1,2,4)      $   397,507       156,965    1,397,805    1,487,789    2,183,478       57,495
  Other investment income (Notes 2,4)
                                          -----------   -----------  -----------  -----------  -----------  -----------
     Total increases                          397,507       850,509    2,399,925    2,348,413    3,242,774      629,778
                                          -----------   -----------  -----------  -----------  -----------  -----------

DECREASES:
  Distributions to participants (Note 3)      250,495       856,805    1,098,494      855,041    1,416,779    1,032,802
  Other disbursements                                         5,434        3,260        2,755        1,116        1,641
                                          -----------   -----------  -----------  -----------  -----------  -----------
     Total decreases                          250,495       862,239    1,101,754      857,796    1,417,895    1,034,443
                                          -----------   -----------  -----------  -----------  -----------  -----------

INTERFUND TRANSFERS                           (93,308)      157,310      212,150      461,593      636,121      (85,677)
                                          -----------   -----------  -----------  -----------  -----------  -----------

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENEFITS                       53,704       145,580    1,510,321    1,952,210    2,461,000     (490,342)

NET ASSETS AVAILABLE FOR
  BENEFITS:

  Beginning of year                         1,784,101     5,935,682    7,629,495    7,211,826    9,529,678    5,554,458
                                          -----------   -----------  -----------  -----------  -----------  -----------


  End of year                             $ 1,837,805   $ 6,081,262  $ 9,139,816  $ 9,164,036  $11,990,678  $ 5,064,116
                                          ===========   ===========  ===========  ===========  ===========  ===========

                                              SUPPLEMENTAL INFORMATION BY FUND
                                          -----------------------------------------


                                             NB TREASURY    TRAVELERS     LOAN
                                                 FUND        CONTRACT     FUND          TOTAL
INCREASES:
  Contributions (Note 3):
    Employee                                $   227,164                              $ 2,525,599
    Employer                                    416,522                                2,150,347
    Other                                        56,482                                  212,089
                                            -----------                              -----------
     Total                                      700,168                                4,888,035
  Equity in net earnings of the General
    Cable Corporation Master Defined
    Contribution Trust (Notes 1,2,4)            360,229                 $   172,775    6,214,043
  Other investment income (Notes 2,4)                     $    61,844                     61,844
                                            -----------   -----------   -----------  -----------
     Total increases                          1,060,397        61,844       172,775   11,163,922
                                            -----------   -----------   -----------  -----------

DECREASES:
  Distributions to participants (Note 3)        997,880       186,502       205,731    6,900,529
  Other disbursements                             5,943                                   20,149
                                            -----------   -----------   -----------  -----------
     Total decreases                          1,003,823       186,502       205,731    6,920,678
                                            -----------   -----------   -----------  -----------

INTERFUND TRANSFERS                            (233,461)   (1,146,713)       91,985
                                            -----------   -----------   -----------  -----------

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENEFITS                       (176,887)   (1,271,371)       59,029    4,243,244

NET ASSETS AVAILABLE FOR
  BENEFITS:

  Beginning of year                           8,117,949     1,271,371     2,293,424   49,327,984
                                            -----------   -----------   -----------  -----------


  End of year                               $ 7,941,062   $        --   $ 2,352,453  $53,571,228
                                            ===========   ===========   ===========  ===========


See notes to financial statements.

GENERAL CABLE CORPORATION RETIREMENT
AND SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The assets of the Plan are maintained in the General Cable Corporation Master Retirement Trust ("Master Trust"). The following brief description of the Plan is provided for general information only. Participants should refer to the Summary Plan Description for more information.

      GENERAL - The General Cable Corporation Retirement and Savings Plan (the "Plan") is a defined contribution plan of General Cable Corporation (the "Company") consisting primarily of the following components: the Savings Account which accumulates the participant's share of the trust funds attributable to participant contributions (after tax contributions and before tax deferrals); the Retirement Account which accumulates the participant's share of the trust funds attributable to the Company's discretionary contributions allocated to participants based on compensation; Matching Contribution Account which accumulates the participant's share of the trust funds attributable to Company matching contributions; the Retirement Rollover Account which represents the participant's share of the trust funds attributable to the rollover of their accrued benefits under former retirement plans; and the Pre-Spinoff Account which maintains the participant's share in the trust fund attributable to Company contributions made to plans prior to the spinoff from American Premier Underwriters, Inc. in July 1992.

      The Chase Manhattan Bank ("Chase") became the Trustee of the Plan effective April 1, 1997 replacing NationsBank N.A.

      The purpose of the Plan is to provide eligible employees with an opportunity to save on a regular basis and thereby accumulate capital for their retirement years. The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code, and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PARTICIPATION - Generally, employees of the Company or a participating company as defined by the Plan, other than those included in a collective bargaining unit and covered by an agreement between the Company and such unit, are eligible to participate in the Plan upon completion of six months of service. Participation in the Plan is voluntary as to the Savings Account and automatic as to the Matching Contribution and Retirement Accounts.

      Separate participant accounts are maintained and participants can choose from among the following investment funds within the Master Trust except the American Financial Group Stock Fund, which was carried forward from prior plans and is no longer available, and the Travelers Group Flexible Annuity Contract which matured during 1996 and was not renewed.

      The Investment Fund descriptions have been provided by the trustee of the Plan or the plan administrator.

      * MASSACHUSETTS INVESTORS TRUST FUND - Invests primarily in equity securities. The fund seeks reasonable current income and long-term growth of income and capital.

      * LASALLE INCOME PLUS FUND - Invests principally in guaranteed investment contracts with the objective of obtaining competitive fixed income returns in different interest rate environments.

      * MFS EMERGING GROWTH FUND - Invests primarily in emerging growth companies, early in their life cycles, with the objective of long-term growth of capital.

      * PBHG GROWTH FUND - Invests principally in common stocks with the objective of capital appreciation.

      * AMERICAN FUNDS EUROPACIFIC GROWTHFUND - Invests in the stocks of non-U.S. companies with the objective of long-term growth of capital.

      * FPA NEW INCOME FUND - Invests primarily in bonds with short to intermediate maturities, U.S. Government Securities, mortgage-backed securities, and commercial paper.

      * GENERAL CABLE CORPORATION STOCK FUND - Invests principally in common stock of General Cable Corporation.

      During the year ended December 31, 1996 and the first three months of 1997 participants could choose from among eight investment funds. A brief description of these funds is as follows:

      * AMERICAN FINANCIAL GROUP STOCK FUND - Invests principally in the common stock of American Financial Group.

      * NATIONSBANK SHORT-INTERMEDIATE GOVERNMENT FUND - Invests principally in bonds issued by the U.S. Government, its agencies and instrumentalities. It is structured to have an average weighted maturity of less than five years.

      * NATIONSBANK CAPITAL GROWTH FUND - Invests in stocks which, in the opinion of the fund manager, have superior growth characteristics, selling at reasonable prices, that should outperform the market over time and focuses on companies with both above average growth potential and solid financial statements.

      * NATIONSBANK EQUITY INCOME FUND - Invests in common stocks and convertible securities that together, in the opinion of the fund manager, exhibit a 50% higher current yield relative to the Standard and Poor's 500 Stock Index.

      * NATIONSBANK EQUITY INDEX FUND - Invests principally in stocks included in the Standard and Poor's 500 Stock Index.

      * NATIONSBANK STRATEGIC FIXED INCOME FUND - Invests principally in a mix of investment grade (BBB or better) corporate, government, and mortgage backed securities. It is structured to have an average weighted maturity of 10 years or less.

      * NATIONSBANK TREASURY FUND - Invests in obligations both issued and guaranteed by the U.S. Treasury and repurchase agreements secured by such obligations. Maturities are limited to thirteen months or less.

      * TRAVELERS GROUP FLEXIBLE ANNUITY CONTRACT - Consists of insurance contracts which provide a guaranteed rate of interest for a specified period of time (1996: 7.3%).

      The Plan also has a Loan Fund from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. The amount borrowed may not exceed, as of the date of the loan, the lesser of one half the participant's vested amount in the Plan or 100% of the participant's vested Savings Account, Rollover Contribution Account, and Matching Contribution Account, not to exceed $50,000.

      The interest rate on loans outstanding at December 31, 1997 ranges from 7% to 10% and the loans mature from 1998 to 2010. The interest rate on loans outstanding at December 31, 1996 ranged from 7% to 10% and the loans matured from 1997 to 2010.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the
      Plan:

      * Investments are generally valued on the basis of the quoted market value.

      *     Security transactions are recorded on the trade date.

      *     Income from investments is recognized when earned.

      GUARANTEED INVESTMENT CONTRACTS - During 1996, the Plan was invested in a Guaranteed Investment Contract (GIC) with Travelers Group. This contract matured on September 17, 1996.

      USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.    PARTICIPANTS' ACCOUNTS AND BENEFITS

      CONTRIBUTIONS - The Company may elect to make a Retirement Account contribution to Plan participants who have accumulated 1,000 or more service hours for the year and are employed on the last day of the plan year. The Retirement Account contribution, which totaled $1,368,173 and $1,511,861 for the years ended December 31, 1997 and 1996, respectively, is determined at the discretion of the Board of Directors. The Retirement Account contribution is allocated to participants based on the participant's total compensation (wages, salaries and other amounts paid for personal services actually rendered, periodic continuation payments, any amounts paid in lieu of unused vacation days, and short-term disability payments).

      Employees who are eligible to participate in the Plan may make a before-tax Savings Account contribution up to 13% of their compensation subject to an overall limitation. The Company may elect to match a percentage of each participant's before tax compensation contribution to the Savings Account. This matching contribution percentage is determined at the discretion of the Board of Directors. Company matching contributions totaled $701,849 and $638,486 for the years ended December 31, 1997 and 1996, respectively. In addition, participants may make unmatched contributions up to 10% of their compensation on an after-tax basis which is also subject to an overall limitation. The increase or decrease in the net assets of the Plan is allocated on the basis of participant account balances in each of the funds.

      ROLLOVERS - A participant may at any time make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a "Rollover Contribution" as defined in the Internal Revenue Code is provided and the rollover does not impose a substantial administrative burden on the Plan.

      VESTING - Participants' contributions are fully vested. The Company's matching contributions are vested based upon completed years of service (as defined by the Plan) as follows:


                                                                       VESTED
         COMPLETED YEARS OF SERVICE                                  PERCENTAGE

         Less than 1                                                     0 %
         1 but less than 2                                              25 %
         2 but less than 3                                              50 %
         3 but less than 4                                              75 %
         4 or more                                                     100 %

      The Company's contributions to a participant's Retirement Account and pre-spinoff Company Retirement Account contributions included in the prior plan accounts become vested based on their completed years of service (as defined by the Plan) as follows:


                                                                       VESTED
         COMPLETED YEARS OF SERVICE                                  PERCENTAGE

         Less than 3                                                     0 %
         3 but less than 4                                              20 %
         4 but less than 5                                              40 %
         5 but less than 6                                              60 %
         6 but less than 7                                              80 %
         7 or more                                                     100 %



      In the event of death, disability, attainment of age 65, or attainment of age 55 and five years of service, Company contributions become fully vested.

      BENEFIT PAYMENTS - Upon retirement or other termination of employment, a participant's vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution, by purchase of a single life or joint and survivor annuity, by transfer to the Company's Retirement Income Guarantee Plan (a defined benefit plan) to be paid from such plan in the form as may be available under such plan, or other method as defined in the Plan. The distribution is made as soon as practicable after the valuation date following the participant's termination of employment. The valuation date is the last business day of each calendar year or such more frequent dates as the Retirement Plans Administrative Committee may from time to time designate.

      WITHDRAWALS - The portion of a participant's account attributable to participant pre-tax contributions and vested pre-spinoff matching contributions may be withdrawn at any time without penalty once the participant has attained the age 59-1/2. Participant after-tax contributions may be withdrawn up to two times per year once the participant has attained the age of 59-1/2. Certain other account balances may be withdrawn prior to termination of employment if the participant qualifies for financial hardship, as defined by the Plan. However, in no event is a participant permitted to withdraw any portion (whether or not vested) of their Retirement Account or their Retirement Rollover Account prior to termination of employment.

      Net assets available for benefits include amounts allocated to accounts of persons who have withdrawn from participation in the Plan of $978,037 and $1,224,039 at December 31, 1997 and 1996, respectively.

      FORFEITURES - Upon a participant's termination from the Company, Company contributions which are not vested are used to reduce future Company contributions to the Plan.

4.    INVESTMENTS

      The Plan's investment in the Master Trust consists of an interest in a commingled employee benefit trust administered by the Company's Retirement Plans Finance Committee with Chase as trustee. For 1997, the Master Trust includes the Company's four qualified benefit plans (two defined contribution plans and two defined benefit plans) as compared to 1996 which includes the Company's two qualified defined contribution plans. The assets of the various retirement plans of the Company are commingled for investment purposes; however, the trustee accounts for changes in net assets of the Master Trust for each plan.

      The Master Trust is presented at fair value based on the market value of the investments of the Master Trust. Market values are generally determined by the quoted closing price of the securities on the last business day of the period. Income from investments is recognized when earned. The cost of investments sold is determined by the average cost method.

      Net assets and changes in net assets of the Master Trust are:


                                                              DECEMBER 31,  DECEMBER 31,
         NET ASSETS, AT FAIR VALUE                                1997            1996

         Noninterest-bearing cash                            $     489,780
         Temporary investment fund                                 525,328
         Corporate common stocks                                35,734,274   $   1,837,805
         Mutual and money market funds                         114,528,213      50,559,703
         Coal lease                                              5,282,199
         Guaranteed investment contract                          2,365,039
                                                             -------------   -------------
               Total investments                               158,924,833      52,397,508
                                                             -------------   -------------

         Other assets and liabilities, net                        (174,133)
                                                             -------------   -------------
         Total net assets                                    $ 158,750,700   $  52,397,508
                                                             =============   =============




                                                              YEAR ENDED    YEAR ENDED
                                                              DECEMBER 31,  DECEMBER 31,
         CHANGES IN NET ASSETS                                   1997          1996

         Deposits by participating plans                     $  8,232,587   $ 5,312,851
         Withdrawals by participating plans                   (15,263,955)   (6,722,818)
         Increase from investment activities                   28,547,760     6,207,722
                                                             ------------   -----------

         Total change in net assets                          $ 21,516,392   $ 4,797,755
                                                             ============   ===========

         Plan's investment in Master Trust as a
           percent of total                                       37.68 %       97.76 %
                                                                  =====         =====

      Equity in the net earnings of the Master Trust is allocated to participating plans and participants daily.

5.    PLAN TERMINATION

      The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the assets of the Plan credited to each participant's account become fully vested and non-forfeitable, and the Plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.    TAX STATUS

      The Plan obtained its latest determination letter on April 6, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    CONTRIBUTIONS PAYABLE TO EMPLOYEES

      Due to the Plan failing a nondiscrimination test in 1996, the Plan remitted all excess contributions to employees and all related penalties as determined by the IRS were paid independently of the Plan in 1997.

8.    CHANGE IN CONTROL OF PLAN SPONSOR

      During 1997 the sole shareholder of the Company sold their ownership interest through an initial public offering of the stock of the Company.

                                   * * * * * *

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
--------------------------------------------------------------------------------

GENERAL CABLE CORPORATION RETIREMENT
AND SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD
FOR INVESTMENT (ITEM 27A OF FORM 5500), DECEMBER 31, 1997
--------------------------------------------------------------------------------

IDENTITY OF ISSUE, BORROWER,                                                                     FAIR
LESSOR OR SIMILAR PARTY            DESCRIPTION OF INVESTMENT                      COST           VALUE

Participant loans           409 loans with maturities ranging from
                            May 1998 to February 2010 and interest
                            rates ranging from 7% - 10%                         $   -          $2,655,358
                                                                                ==========     ==========


Note: The remaining net assets of the Plan are held in the General Cable
      Corporation Master Retirement Trust.

                                     - 13 -